INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

Morgan, Lewis & Bockius LLP
2020 K Street, N.W.
Washington, DC 20006

September 23, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-206493)

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of the Registrant by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 15, 2015, on the Registrant’s registration statement filed on Form N-14 relating to the proposed reorganization of Philadelphia International Emerging Markets Fund and Philadelphia International Small Cap Fund, each a separate series of The Glenmede Fund, Inc. (each, a “Target Fund”), into Segall Bryant & Hamill Emerging Markets Fund and Segall Bryant & Hamill International Small Cap Fund, each a series of the Registrant (each, an “Acquiring Fund” and together with the Target Funds, the “Funds”), respectively.

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 2 to the Fund’s Form N-14 registration statement (the “Amendment”) filed concurrently with this correspondence.

General

1.	The Commission staff notes that the consents of the auditors of the Funds were not included as exhibits to the N-14 registration statement filing. The Commission staff considers the omission of these consents to be a material omission from the N-14 registration statement filing that precludes the registration statement from being automatically effective under Rule 488 under the Securities Act of 1933, as amended.

The Commission staff further notes that Rule 488 does not permit an N-14 registration statement to be automatically effective if the registration statement filing includes a proposal other than a proposed reorganization (such as the approval of a new advisory agreement).  File a pre-effective amendment to the N-14 registration statement with the requested auditors’ consents, as well as a delaying amendment related to the initial N-14 filing.

Response:  The Registrant has added the requested auditors’ consents as exhibits to the N-14 filing and filed the Amendment as a pre-effective amendment to the registration statement.

Letter to Shareholders

2.	Include in the letter to shareholders an explanation of the outcome, if, with respect to a Fund, (a) the relevant new advisory agreement is approved, but the reorganization is not approved; or (b) the relevant reorganization is approved, but the new advisory agreement is not approved.

Response:  The Registrant has revised the disclosure as requested.

Notice of Meeting

3.	Item 22(a)(3)(ii) of Schedule 14A requires that, when a proxy statement solicits a vote on proposals affecting more than one fund, a summary of all of the proposals should be presented in tabular form on one of the first three pages of the proxy statement. Include such a tabular presentation on the first page of the Notice of Special Meeting of Shareholders and on the first page of the proxy statement.

Response:  The Registrant has included a tabular presentation as requested.

Questions and Answers

4.	In the response to the question “What is this document and why did you send it to me?”, disclose that a form of the New Advisory Agreements is attached as Appendix B to the Prospectus.

Response:  The Registrant has revised the disclosure as requested.

5.	In the response to the question “What is the purpose of the Reorganizations?” and in each instance elsewhere in the N-14 where the Registrant states that an Acquiring Fund will have operating expense caps equal to or lower than the corresponding Target Fund for a minimum of two years, also state that each Acquiring Fund will be subject to higher advisory fees and higher aggregate operating expenses than the corresponding Target Fund.

Response:  The Registrant has revised the disclosure as requested.

6.	In the response to the question “How will the proposed Reorganizations affect the fees and expenses I pay as a shareholder of a Target Fund?” and in each instance elsewhere in the N-14 where the Registrant states that an Acquiring Fund will have operating expense caps equal to or lower than the corresponding Acquired Fund, revise the relevant disclosure so that parallel language is used to reference “fee and expense cap levels” of the Acquiring Funds and the Target Funds.

Response:  The Registrant has revised the disclosure as requested.

7.	In the response to the question “How will the proposed Reorganizations affect the fees and expenses I pay as a shareholder of a Target Fund?” and in each instance elsewhere in the N-14 where the Registrant discloses that SBH will be permitted to seek reimbursement from the applicable Acquiring Fund, subject to certain limitations, of fees waived or payments made to the Acquiring Fund for a period of three years from the date of the waiver or payment, clarify that only fees waived or payments made to the Acquiring Fund by SBH will be subject to reimbursement.

Response:  The Registrant has revised the disclosure as requested.

8.	In the response to the question “How will the proposed Reorganizations affect the fees and expenses I pay as a shareholder of a Target Fund?” specifically state the amount of the advisory fee rate paid by each class of shares of each Target Fund.

Response:  The Registrant has revised the disclosure as requested.

9.	In the response to the question “Who is paying for expenses related to the Special Meeting and the Reorganizations?” provide the estimated dollar amount of such expenses.

Response:  The Registrant has revised the disclosure as requested.

Prospectus

Proposals 1 and 2

10.	The information provided in the Fees and Expenses Table for each Fund is based on the Target Funds’ fiscal year ended October 31, 2014. While this would generally be the correct approach, in light of the significant purchase and/or redemption activity the Registrant has described with respect to each Fund, revise the Fees and Expenses Table to reflect information as of April 30, 2015.

Response:  The Registrant has revised the disclosure as requested.

11.	Revise the parenthetical following “Annual Fund Operating Expenses” in the Fees and Expenses Table for each Fund to read “(expenses that you pay each year as a percentage of the value of your investment)”.

Response:  The Registrant has revised the disclosure as requested.

12.	The Total Annual Fund Operating Expenses of the Acquiring Fund (pro forma) in the Fees and Expenses Table relating to the Philadelphia International Emerging Markets Fund do not reflect the numbers obtained when the relevant fees and expenses are added together. Recalculate such Total Annual Fund Operating Expenses.

Response:  The Registrant has recalculated the Total Annual Fund Operating Expenses as requested.

13.	Remove the reference to any voluntary advisory fee waiver and/or reimbursement in footnote 6 to each Fees and Expenses Table. If the advisor has a current intention to voluntarily waive some or all of its fees and/or reimburse a Fund’s expenses, such disclosure may be included elsewhere in the Proxy Statement.

Response:  The Registrant has revised the disclosure as requested.  In addition, please note that the Registrant confirms that it is the advisor’s current intention to voluntarily waive some or all of its fees and/or reimburse a Fund’s expenses.

14.	Given that there is no difference in the costs of investing in a Fund if the Fund’s shares are redeemed, as reflected in the Example, the table illustrating the costs of investing in the Funds if the Funds’ shares are not redeemed should be removed.

Response:  The Registrant has made the revisions requested.

15.	Review and recalculate the amounts reflected in the Example tables. The Commission staff’s calculations of the amounts are not consistent with many of those included in the tables.

Response:  The Registrant has recalculated the amounts as requested.

16.	Revise the following sentences which appear in “Impact of Redemption Activity” for Philadelphia International Emerging Markets Fund so that they are not and do not appear contradictory: “While the net operating expenses of Class I after applying the fee waiver and expense reimbursement remain at 1.50% as of July 31, 2015, the net expenses of Class IV have increased to 1.27%. However, the net expense ratios of each Target Fund Class as of July 31, 2015 are below the estimated pro forma net expense ratios of the Acquiring Fund listed in the Fee Table of 1.48% and 1.23%, respectively.”

Response:  Since the fee and expense tables have been updated to reflect information as of April 30, 2015, the impact of redemption activity is reflected in the fee table and therefore, the supplemental section “Impact of Redemption Activity” has been deleted.

17.	Disclosure in “Impact of Purchase and Redemption Activity” for Philadelphia International Small Cap Fund states that “SBH has agreed to lower the expense caps for Class I and Class IV effective after the Reorganization to 1.25% and 1.03%.” Clarify whether this is a contractual or voluntary waiver. Also, ensure that the expense cap for Class I as reflected in this statement is consistent with what appears elsewhere in the Prospectus. For instance, the Fees and Expenses Table and footnote 6 thereto reflect a 1.28% cap.

Response:  The Registrant has revised the disclosure as requested and updated the disclosure in “Impact of Purchase and Redemption Activity”.

18.	Revise the Prospectus to reflect comments that the Commission staff has provided on the Acquiring Funds’ filing pursuant to Rule 485(a) the Investment Company Act of 1940, as amended.

Response:  The Registrant has revised the disclosure as requested.

19.	Under “Comparison of Investment Objectives and Strategies” include headings in the tables setting forth the principal investment strategies of the Funds for ease of comparison.

Response:  The Registrant has revised the disclosure as requested.

20.	Under “Comparison of Investment Objectives and Strategies”, each Target Fund’s strategies with respect to temporary defensive positions have been included. Also include each Acquiring Fund’s strategies with respect to temporary defensive positions.

Response:  The Registrant has revised the disclosure as requested.

21.	In the summary comparison of the investment strategies of each Target Fund to its Acquiring Fund under “Comparison of Investment Objectives and Strategies”, it is stated that “both Funds are permitted to invest in exchange traded funds and derivatives designed to provide exposure to emerging market indices.” However, this is not reflected in the principal investment strategies of the Target Fund as they appear in the table above such summary comparison. If such investment is a principal investment strategy of the Target Fund, so indicate in the table setting forth the Target Fund’s principal investment strategies. If such investment is not a principal investment strategy of the Target Fund, revise the summary comparison accordingly.

Response:  The Registrant has revised the disclosure as requested.

22.	In the summary comparison of the investment strategies of each Target Fund to its Acquiring Fund under “Comparison of Investment Objectives and Strategies”, it is stated that “both Funds permit forward currency exchange contracts….” However, this is not reflected in the principal investment strategies of the Target Fund or the Acquiring Fund as they appear in the table above such summary comparison. If such investment is a principal investment strategy of the Target Fund and the Acquiring Fund, so indicate in the table setting forth the Target Fund’s and the Acquiring Fund’s principal investment strategies. If such investment is not a principal investment strategy of the Target Fund or the Acquiring Fund, revise the summary comparison accordingly.

Response:  The Registrant has revised the disclosure as requested.

23.	In the summary comparison of the investment strategies of each Target Fund to its Acquiring Fund under “Comparison of Investment Objectives and Strategies”, it is stated that “The Target Fund includes a limitation on investments in preferred stock and fixed income securities of up to 20% of its assets.” However, this is not reflected in the principal investment strategies of the Target Fund as they appear in the table above such summary comparison. If this limitation is a part of the principal investment strategies of the Target Fund, so indicate in the table setting forth the Target Fund’s principal investment strategies. If the limitation is not part of the principal investment strategies of the Target Fund, revise the summary comparison accordingly.

Response:  The Registrant has revised the disclosure as requested.

24.	In the summary comparison of the investment strategies of Philadelphia International Small Cap Fund to its Acquiring Fund under “Comparison of Investment Objectives and Strategies”, it is stated that “the Target Fund invests at least 80% of the value of its net assets (including borrowings for investment purposes) in stocks of small companies located outside the United States. The Acquiring Fund follows the same strategy….” Revise this disclosure to reflect that the Acquiring Fund’s investments will primarily be in emerging markets.

Response:  The Registrant has revised the disclosure as requested.

25.	Under “Key Information about the Proposals - Summary of the Proposed Reorganizations”, include a discussion of the provisions of Section 15(f) of the Investment Company Act of 1940, as amended, and whether the requirements under that Section are satisfied in connection with the Reorganizations.

Response:  The Registrant has revised the disclosure in “Key Information about the Proposals - Comparison of Forms of Organization and Shareholder Rights - Directors and Trustees” under “Proposals 1 and 2” in the Prospectus to include the following:

Section 15(f) of the Investment Company Act.  In order to comply with Section 15(f) of the 1940 Act, which provides a non-exclusive safe harbor for an investment adviser to an investment company or any of its affiliated persons to receive any amount or benefit in connection with a change in control of the investment adviser, at least 75% of the Board members must not be “interested persons” of either SBH or PIA for a period of three years.  The Board has been informed that the requirements of Section 15(f) will have been met as of the date of each Reorganization.  IMST’s Board of Trustees will oversee the Acquiring Funds after each Reorganization. More information about Section 15(f) is contained under “Other Relevant Considerations” section of “Board Considerations” concerning the proposals to approve the New Investment Advisory Agreements.

The Registrant has also revised the disclosure in “Board Considerations - Other Relevant Considerations” under “Proposals 3 and 4” in the Prospectus to include the following:

Section 15(f) of the Investment Company Act.   The Board also determined that the arrangements between SBH and the Target Funds comply with the conditions of Section 15(f) of the 1940 Act.  Section 15(f) provides a non-exclusive safe harbor for an investment adviser to an investment company or any of its affiliated persons to receive any amount or benefit in connection with a change in control of the investment adviser so long as two conditions are met. First, for a period of three years after closing of the transaction, at least 75% of the members of the Board of the Target Funds cannot be “interested persons” (as defined in the 1940 Act) of its investment adviser or predecessor adviser.  Second, an “unfair burden” must not be imposed upon the Target Funds as a result of the transaction or any express or implied terms, conditions or understandings applicable thereto.  The term “unfair burden” is defined in Section 15(f) to include any arrangement during the two-year period after the closing of the transaction whereby the investment adviser (or predecessor or successor adviser) or any interested person of any such investment adviser, receives or is entitled to receive any compensation, directly or indirectly, from the Target Funds or its shareholders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the Target Funds (other than bona fide ordinary compensation as principal underwriter for the Target Funds).  In connection with the first condition of Section 15(f), 75% of the members of the Board are currently not “interested persons” (as defined in the 1940 Act) of SBH or PIA.  The Board also considered that they had been informed that the arrangements between PIA, SBH and the Target Funds comply with the second condition of Section 15(f) of the 1940 Act such that no “unfair burden” (as defined in Section 15(f)) will be imposed upon the Target Funds during the two-year period following the closing of the transaction.

26.	Under “Key Information about the Proposals - Summary of the Proposed Reorganizations”, it is stated that “The Plan with respect to the Reorganization of either Target Fund may be amended by the mutual consent of the Board and the Board of Trustees of IMST....” Supplementally explain the legal basis for the Board’s and the Board of Trustees of IMST’s authority to so amend a Plan.

Response:  The Board and the Board of Trustees of IMST are provided with the authority to amend each Plan in Section 12 of such Plan.  The Registrant has revised the disclosure to clarify that each Plan provides that it may be amended by the mutual agreement of the authorized officers of the relevant Target Fund and Acquiring Fund.

27.	Under “Key Information about the Proposals - Board Considerations - Relative Expense Ratios and Continuation of Limitation on Expenses”, it is stated that one of the factors considered by the Board was “that SBH has agreed for a period of two years from the date of the Reorganization” to cap the fees and expenses attributable to the Class A and Class I shares of the Acquiring Fund. Specify whether this is a contractual or voluntary agreement.

Response:  The Registrant has revised the disclosure as requested.

28.	With respect to each of the Board’s considerations included under “Key Information about the Proposals - Board Considerations”, describe the Board’s conclusions relating to such consideration.

Response:  The Registrant submits that, based on information received from counsel to the Target Funds’ Board, the considerations contained in this section reflect the factors that the Board considered in reaching the conclusion that the reorganization of each Target Fund into the corresponding Acquiring Fund would be in the best interests of such Target Fund and its shareholders and that the interests of the Target Fund’s shareholders would not be diluted or suffer any unfair burden as a result of the proposed applicable Reorganization.  The Board did not reach separate conclusions relating to each factor they considered, and no single factor was determinative in their decision to approve the Reorganization, but their conclusion relating to each Reorganization was based on the total mix of information considered.  Therefore, the Registrant respectfully believes that additional disclosure would not be appropriate.

29.	Under “Key Information about the Proposals - Comparison of Forms of Organization and Shareholder Rights - Directors and Trustees”, the Statement of Additional Information of the Acquiring Funds is incorporated by reference into the Proxy Statement. Please confirm supplementally that the Prospectus and SAI of the Acquiring Funds will not be used to offer shares to investors until after each Reorganization is complete.

Response:  The Registrant confirms that the Prospectus and SAI of the Acquiring Funds will not be used to offer shares to investors until after each Reorganization is complete.

30.	Under “Key Information about the Proposals - Capitalization”, (i) add the pro forma Acquiring Fund information to each capitalization table, (ii) date each capitalization table within 30 days of the filing of the N-14 amendment, and (iii) round the dollar amounts presented to the nearest dollar.

Response:  The Registrant has revised the disclosure as requested.

31.	Under “Additional Information about the Funds - Past Performance of the Target Funds”, for each Target Fund, it is stated that “Returns for the Class I shares, which are not presented in the bar chart, will vary from the returns for the Class IV shares.” Clarify that such returns will vary to the extent that the fees and expenses of the classes are different.

Response:  The Registrant has revised the disclosure as requested.

32.	Under “Additional Information about the Funds - Service Providers”, pursuant to the instructions to Item 5(b) of Form N-1A, specify that the portfolio managers of the Funds are jointly and primarily responsible for the day-to-day management of the Funds’ portfolio.

Response:  The Registrant has revised the disclosure as requested.

Proposals 3 and 4

33.	Item 22(c)(11)(i) of Form N-14 requires that each of the comparisons relied upon by the Board be described in the Proxy Statement, as well as how such comparisons assisted the Board in reaching its conclusions. Accordingly, under “Board Considerations”, include the relevant details of the Lipper Inc. report comparing each Target Fund’s advisory fees and expenses to those of its relevant peer group.

Response:  The Registrant has revised the disclosure as requested.

34.	Under “Board Considerations - Advisory Fees, Expenses and Terms”, include the amounts of the advisory fees under the New Advisory Agreements and the advisory fees under the investment advisory agreements with PIA in effect until June 30, 2015.

Response:  The Registrant has revised the disclosure as requested.

35.	Under “Board Considerations - Advisory Fees, Expenses and Terms”, it is stated that “The fee waiver and expense reimbursement arrangements would continue to cap each Fund’s expenses at the same levels as agreed to by PIA as long as the New Advisory Agreements were in effect.” Revise the sentence to reference “expense cap levels” instead.

Response:  The Registrant has revised the disclosure as requested.

36.	Under “Board Considerations”, it is stated that “the Board…determined that the proposed advisory fees were reasonable…as compared to the cost of similar services being paid by other comparable funds and the portfolio managers’ separately managed accounts….” Item 22(c)(11)(i) of Form N-14 requires that each of the comparisons relied upon by the Board be described in the Proxy Statement, as well as how such comparisons assisted the Board in reaching its conclusions. Accordingly, describe the comparisons relied upon and how they assisted the Board in reaching its conclusions.

Response:  The Registrant has revised the disclosure as requested.

37.	Under “New Advisory Agreements - Termination”, state that a New Advisory Agreement will also terminate upon the closing of the relevant Reorganization.

Response:  The Registrant has revised the disclosure as requested.

Voting Information

38.	Under “General Information - Adjournments”, it is stated that “the Special Meeting of the Target Fund may be held as adjourned without further notice.” Supplementally explain the legal basis for the Target Fund’s authority to so adjourn a Special Meeting.

Response:  The Target Funds are series of The Glenmede Fund, Inc. which is organized as a Maryland corporation. Under Maryland law, meetings of shareholders of a Maryland corporation convened on the date for which the meeting is called may be adjourned without further notice.

39.	Under “General Information - Effect of Abstentions and Broker ‘Non-Votes’”, it is stated that “Broker non-votes may, at the discretion of the proxies named therein, be voted ‘FOR’ any adjournment.” In light of NYSE Rule 452, which limits brokers from discretionary voting on non-routine matters, supplementally explain the legal basis for this.

Response:  The Registrant has revised the disclosure such that broker non-votes will not be voted “For” or “Against” any adjournment.

Exhibits

40.	Legal Bulletin No. 19 requires that the opinion as to tax matters provided as an exhibit to the N-14 (i) include a statement of counsel consenting to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement, and (ii) not include any statements that it may only be relied upon by the addressee. Please revise the opinion as to tax matters accordingly and refile it as an exhibit to the Proxy Statement.

Response:  The Registrant has revised the opinion as to tax matters and refiled it as Exhibit 12 to the Proxy Statement.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 373-6599 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ MANA BEHBIN

Mana Behbin
Morgan, Lewis & Bockius LLP